UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

MPG Office Trust, Inc.
(Name of Issuer)
7.625% Series A Cumulative Redeemable Preferred Stock, Par Value $.01 per share
(Title of Class of Securities)
559775200
(CUSIP Number)
Andrew B. David
General Counsel
Aristeia Capital, L.L.C.
136 Madison Ave, 3rd Floor
New York, NY 10016
(212) 842-8900

COPIES TO:
Patrick J. Dooley, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 6, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	559775200

1	NAMES OF REPORTING PERSONS Aristeia Capital, L.L.C. (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		393,299

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		393,299

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	393,299

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA
(1) The shares described herein are held by Aristeia Master, L.P. (the “Fund”). Aristeia Capital, L.L.C. (the “Reporting Person”) is the investment manager of the Fund and has voting and investment control with respect to the shares or other interests held by the Fund.

Page 2 of 4 Pages

Item 1. Security and Issuer.
This exit Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on November 29, 2010 (the “Original Schedule 13D” and the Original Schedule 13D as amended hereby, the “Schedule 13D”) by Aristeia Capital, L.L.C. with respect to the 7.625% Series A Cumulative Redeemable Preferred Stock, par value $.01 per share (the “Preferred Stock”) of MPG Office Trust, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 4 and 5 as set forth below.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
On November 29, 2010, each of the Reporting Person and Caspian delivered to the Issuer the Meeting Request calling for a Special Meeting to elect the Preferred Directors, and nominating the Nominees as nominees to be elected as members of the Board of Directors of the Issuer at the Special Meeting. The Shares held by the Fund, together with the shares of Preferred Stock held by Caspian, as reported in the Caspian 13D, together represent in excess of 10% of the issued and outstanding Preferred Stock as of the date of submission of the Meeting Request. As previously stated, the Issuer’s Articles Supplementary provide that holders of 10% of the outstanding Preferred Stock are entitled to request that the Company call a special meeting to elect Preferred Directors.
On December 10, 2010, the Issuer announced that a Special Meeting has been called for Wednesday, February 2, 2011, at 8:00 A.M., local time, in Conference Room 3E at the offices of Latham & Watkins LLP, 355 South Grand Avenue, Los Angeles, California 90071. The Board of Directors of the Issuer has fixed the close of business on December 20, 2010 as the record date for the determination of holders of the Preferred Stock entitled to notice of, and to vote at, the Special Meeting.
Since the Issuer has duly called the requested Special Meeting, the parties have at this time elected to terminate the Letter Agreement between the Reporting Person and Caspian, such termination effective as January 6, 2011. Neither the Reporting Person nor Caspian has any further obligation to the other after the date hereof, except for expense re-imbursement obligations under the Letter Agreement that accrued prior to the date hereof. The Reporting Person intends to vote all of the shares beneficially owned by it for the election of the Nominees at the Special Meeting.
As previously stated, the Reporting Person does not believe that the limited voting rights of the Preferred Stock should result in the Shares being deemed to be voting, equity securities subject to the reporting obligations under Section 13(d) of the Act. Nevertheless, the Reporting Person adopted a conservative position with respect to the matter and as a result made its initial filing on Schedule 13D. Notwithstanding the foregoing, with the termination of the Letter Agreement and the delivery of the Meeting Request to the Issuer, any group within the meaning of Rule 13d-5(b) under the Act that may have been deemed to have been formed with Caspian has been terminated, effective as of the date hereof. The Reporting Person expressly disclaims membership in a group with, and beneficial ownership of any securities beneficially owned by, Caspian or any other person (other than those reported herein).
As a holder of Preferred Stock, the Reporting Person intends to review its investment in the Issuer on a continuing basis and may take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Preferred Stock and/or Common Stock, selling some or all of its Preferred Stock, engaging in hedging or similar transactions with respect to the Preferred Stock and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D. Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Company.
Item 5 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
With the termination of the Letter Agreement and the delivery of the Meeting Request to the Issuer, any group within the meaning of Rule 13d-5(b) under the Act that may have been deemed to have been formed with Caspian has been terminated, effective as of January 6, 2011. The Reporting Person expressly disclaims membership in a group with, and beneficial ownership of any securities beneficially owned by, Caspian or any other person (other than those reported herein).

Page 3 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 7, 2011

ARISTEIA CAPITAL, L.L.C.
By:	/s/ Robert H. Lynch, Jr.
	Name:	Robert H. Lynch, Jr.
	Title:	Manager

Page 4 of 4 Pages